Exhibit 17.1

Date: September 19, 2012 4:56:18 PM CDT

Subject: Resignation from Board of Directors

Mr. Peter H. Woodward
Chairman of the Board
The Management Network Group Inc.
7300 College Blvd., Suite 302
Overland Park, Kansas 66210

Mr. Thurston Cromwell, Esq.
General Counsel & Secretary to the Board
The Management Network Group Inc.
7300 College Blvd., Suite 302
Overland Park, Kansas 66210

via email and certified mail

Gentlemen:

I am submitting my resignation as a member of the Board of Directors of The Management Network Group Inc. (TMNG) effective immediately.

My resignation is predicated upon the Board's failure to establish an environment that promotes the best interest of all shareholders.  The Board and its Secretary, Thurston Cromwell have suppressed minority opinions, stifled dissent, and failed to adhere to prescribed governance best practices consistent with the requirements of the Delaware General Corporation Law.

Specifically, the Board and its Secretary, Thurston Cromwell have:
- Altered Board minutes.
- Established unwieldy and restrictive Board governance procedures to quash minority opinions.
- Failed to provide complete copies of Board minutes (draft and final) when requested.
- Denied access to Corporate executive management.
- The Board and its members circumvented established corporate  controls and procedures relating to vendor payments.
- The Board and its members failed to adhere to company By-laws.
- The Board and its members failed to adhere to prescribed confidentiality and disclosure   guidelines.

In view of the foregoing, I am unable to fully discharge my duties as a Director without obstruction, thereby impeding my ability to fulfill my fiduciary responsibility to shareholders.

Very truly yours,

Richard P. Nespola

cc:
Greg Endo
Deloitte Touche